Exhibit 5.2
[Stinson Morrison Hecker LLP Letterhead]
July 1, 2010
GeoEye, Inc.
21700 Atlantic Boulevard
Dulles, VA 20166

Re:	Registration Statement on Form S-4; $400,000,000 in Aggregate Principal Amount of 9.625% Senior Secured Notes due 2015
Ladies and Gentlemen:
     We have acted as Missouri counsel to i5, Inc. and M.J. Harden Associates, Inc. (collectively, the “Missouri Guarantors” and individually, a “Missouri Guarantor”), each of which is a Missouri corporation and a subsidiary of GeoEye, Inc. (the “Company”), in connection with the issuance by the Company of $400,000,000 aggregate principal amount of 9.625% Senior Secured Notes due 2015 (the “Notes”) and the guarantee of the Notes (the “Guarantees”) by the Missouri Guarantors under an Indenture dated as of October 9, 2009 (the “Indenture”) among the Company, the Missouri Guarantors, the other guarantors party thereto and The Bank of New York Mellon, as trustee and pursuant to a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010 (Registration No. 333-___) (the “Registration Statement”). This opinion letter is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related prospectus, other than as expressly stated herein with respect to the issue of the Notes and the Guarantees.
     As such counsel, we have examined such matters of fact and questions of law as we considered necessary or relevant for the purposes of this opinion letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and the Missouri Guarantors and others as to factual matters without having independently verified such factual matters. We are opining herein as to matters governed by the internal laws of the State of Missouri, including The General and Business Corporation Law of Missouri, Rev. Stat. of Mo. §§351.010 et. seq. (the “MGBCL”), and we express no opinion with respect to the applicability to, or the effect on, any matters under the laws of any other jurisdiction or any laws of counties, towns, municipalities or special political subdivisions of any state.
     Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Notes have been duly executed, issued and authenticated in accordance with the terms of the Indenture and delivered against

GeoEye, Inc.
July 1, 2010

payment therefore in the circumstances contemplated by the Indenture and the Registration Rights Agreement dated as of October 9, 2009 filed as an exhibit to the Company’s Current Report on Form 8-K filed on October 16, 2009, the Guarantees will have been duly authorized by all necessary corporate action on the part of each Missouri Guarantor.
     In rendering the foregoing opinion, with your consent, we have assumed that (a) the Indenture, the Guarantees, the Notes and the Registration Rights Agreement (collectively, the “Documents”) have been duly authorized, executed and delivered by the parties thereto other than the Missouri Guarantors, (b) the Documents constitute legally valid and binding obligations of the parties thereto other than the Missouri Guarantors, enforceable against each of such parties in accordance with their respective terms, (c) the status of the Documents as legally valid and binding obligations of the parties is not affected by any (i) breaches of, defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with, governmental authorities, and (d) there is no agreement, understanding, course of dealing or performance, usage of trade or writing defining, supplementing, amending, modifying, waiving or qualifying the terms of any of the Documents.
     Our opinion set forth above is subject to the following additional qualification:
     The MGBCL specifically provides for the power of a corporation to enter into guaranties. Mo. Rev. Stat. § 351.385(7); see Charter Capital Group, Inc. v. Cook, 813 S.W. 2d 383, 385 (Ct. App. Mo. 1991) (dictum). See also, State v. Long-Bell Lumber Co., 12 S.W. 2d 64, 83-84 (Mo. 1928) (corporation has implied power to guaranty bonds issued to finance the construction of improvements which substantially benefited the corporation’s development). However, we are aware of an unpublished opinion in which the issue was whether a corporation’s guaranty was invalid under Article XI, Section 7 of the Missouri Constitution and Mo. Rev. Stat. § 351.160. Those provisions prohibit and invalidate fictitious issues of securities or increases in indebtedness by a corporation. According to the court’s opinion, the purpose of those provisions is to insure that a corporation does not incur an obligation unless it receives reasonably equivalent consideration in return. The court did not expressly rule that a corporate guaranty could be prohibited by those provisions but found that the guarantor had received adequate consideration for its guaranty because the proceeds of the guaranteed loans were used to pay off an antecedent indebtedness of the guarantor. In re Holden Fertilizer Service, Inc., No. 89-41949-2-11, Slip Op. at 5-6 (Bankr. W.D. Mo., Sept. 20, 1990). Although the guaranty was upheld, the opinion raises the uncertainty that the Missouri fictitious indebtedness provisions would invalidate a corporate guaranty of a Missouri corporation which is given without sufficient benefit to the guarantor.

GeoEye, Inc.
July 1, 2010

     Our opinion set forth in this opinion letter is given on the basis of the facts in existence and the laws in effect on the date hereof, and we expressly disclaim any obligation to update or supplement our opinion in response to changes in the law by legislative or regulatory action, judicial decision or otherwise becoming effective hereafter or future events or circumstances affecting the transactions contemplated by the Documents.
     This opinion letter is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We hereby consent to the reliance by Latham & Watkins LLP upon the opinion expressed herein for purposes of any opinions being delivered by Latham & Watkins LLP filed as Exhibit 5.1 to the Registration Statement. We also consent to the filing of this opinion letter as Exhibit 5.2 to the Registration Statement; provided, however, that this consent shall not be deemed an admission that this firm is an expert within the meaning of, or is in the category of persons whose consent is required under, Section 7 of the Act or related rules or regulations of the Commission thereunder.
Very truly yours,
/s/ STINSON MORRISON HECKER LLP